Filed by IsoPlexis Corporation
Pursuant to Rule 425 of the Securities Act of 1933
 and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934, as amended

Subject Company: IsoPlexis Corporation
Commission File No.: 001-40894
Date: January 27, 2023

The below email and accompanying set of FAQs was sent by Shane Sevier, Vice President and Associate General Counsel of IsoPlexis Corporation (“IsoPlexis”), to IsoPlexis managers on January 27, 2023. The Berkeley Lights presentation slides linked in the email were presented by Sean Mackay, Chief Executive Officer of IsoPlexis, at an all hands meeting of IsoPlexis on January 27, 2023.

***

Hello IsoPlexis Leaders,

Please find a set of FAQs attached which address many common questions that our teams are likely asking related to our expected acquisition by Berkeley Lights.  Please share these with your teams.  John Strahley, Carrie Carter, and I will be scheduling meetings with your teams next week to walk through this and address any necessary clarifications or additional questions, but please don’t hesitate to let us know if you have questions in the interim.

Please also find a link to the Berkeley Lights presentation that Sean presented at our all hands meeting this morning here: https://s201.q4cdn.com/214068907/files/doc_presentation/2023/01/BLI-2023-JP-Morgan-Conferenec-Presentation.pdf.  Please feel free to share this with your teams as well.

Thank you and I hope you have a wonderful weekend!

Regards,

Shane

Employee FAQ
As of January 27, 2023

About the Merger

1.	Why is IsoPlexis being acquired by Berkeley Lights?
•	Berkeley Lights is a well-known company whose cell-based products are complementary to IsoPlexis technology.
•
Together, our combined company (“PhenomeX”) will be a premier functional cell biology company that provides live cell biology research tools which deliver deep insights into cellular function and new perspectives on phenomes.

•
As a result of the transaction, we expect PhenomeX will be better positioned to increase profitability. In particular, it creates a path to achieving positive operating cash flow earlier than we expected to as a standalone company (approximately $150 million in revenue anticipated for PhenomeX by 2024).

•
We will have a combined installed base of approximately 400 instruments (277 IsoPlexis instruments and 128 Berkeley Lights instruments) which will provide a solid foundation for recurring revenue growth.

2.	What does this acquisition mean for IsoPlexis?
•	We’re looking forward to new opportunities for us, and our success. We believe this transaction represents the best next step for a powerful collaboration.

3.	What are the terms of the acquisition?
•	The terms of the acquisition are detailed in the joint press release issued by Berkeley Lights and IsoPlexis on December 21, 2022.
•	The terms of the acquisition are contained in the merger agreement, which is publicly available on the IsoPlexis website, under Investor Relations – Financials– SEC Filings.

4.	What approvals are required prior to finalizing the acquisition?
•
Closing of the acquisition is subject to the satisfaction of customary closing conditions, including the approval of IsoPlexis’ stockholders and the issuance of shares in Berkeley Lights by Berkeley Lights’ stockholders.

5.	When will the acquisition be completed?
•	Assuming no unexpected delays in completing the closing conditions, we anticipate completing the acquisition by the end of the first quarter of 2023.
•	We will communicate any changes to the timeline as we move forward.

6.	What are the integration plans?
•	We will identify the members of the Berkeley Lights and IsoPlexis integration teams in the coming weeks and will share that information with you.
•	The integration teams will work hand-in-hand to ensure a smooth transition.
•
Importantly, prior to closing, IsoPlexis and Berkeley Lights will remain separate and independent companies and need to continue to operate that way. Until closing of the acquisition, it is business as usual and executing against our first quarter 2023 financial commitments and key priorities.

7.	What should I do if a Berkeley Lights employee contacts me (or someone on my team)?
•	Until the transaction closes, there are very clear restrictions about information that can be shared between IsoPlexis employees and Berkeley Lights employees.
•	You should not have discussions with Berkeley Lights employees outside of the formal integration planning process.
•	If a Berkeley Lights employee reaches out to you or someone on your team, please inform your manager and HR.

My Employment
8.	What can IsoPlexis employees expect between now and closing of the acquisition?
•	We’ll remain focused on our primary purpose of delivering on our key priorities.
•	We have a number of innovative products underway, and our priority is first and foremost achieving our near-term goals.
•	We are a resilient and dedicated team, and now more than ever, we must come together as a team to continue to advance our important work.

9.	Why should I stay with IsoPlexis through this acquisition?
•
This acquisition speaks to the value of our combined portfolios and the dedication of this team to produce the world’s most precise, award-winning single-cell analysis systems. Your continued commitment is essential throughout this period to advance the critical work we have in process.

•	IsoPlexis is expected to generally continue to operate its business in the ordinary course through the closing of the acquisition.
•
The go-forward organizational structure will be defined as part of the integration planning process. No decisions have been made at this time, and we will provide further updates as additional information becomes available.

10.	Will my job change as a result of this acquisition?
•	Following the closing of the acquisition, both IsoPlexis and Berkeley Lights will work together to align roles to a common organizational structure.
•	No decisions have been made at this time and we will provide further updates as additional information becomes available.

11.	How will IsoPlexis be structured after the closing of the acquisition?
•	The integration team, including members from both IsoPlexis and Berkeley Lights, will work together to define the post-closing organizational structure.

12.	Will reporting structures change?
•	Other than to the extent necessary as a result of the recent reorganization and reduction in force, no reporting structure changes are anticipated between now and closing of the acquisition.
•	The integration team, including members from both IsoPlexis and Berkeley Lights, will work together to define the post-closing organizational structure.

13.	If I continue employment after the closing of the acquisition, how will my years of service be calculated?
•
As communicated in the merger agreement, Isoplexis employees will be credited for time of service as an IsoPlexis employee under its comparable employee benefit plans (including its severance plans and paid time off policies).

14.	Will this change our support of remote work?
•	We do not anticipate any changes to the current onsite, remote and hybrid designation role structure.

15.	Will my compensation change as a result of this acquisition?
•	We will generally not make any changes to salaries or bonus targets before close of the transaction as a result of this acquisition announcement.
•
For a one-year period following the closing of the acquisition, for employees who continue employment following the closing, per the merger agreement, Isoplexis employees will (i) maintain current cash compensation (base salaries and target cash bonus opportunities) and (ii) provide long-term incentive opportunities that are no less favorable than either those provided by IsoPlexis prior to the closing or to similarly-situated employees of Berkeley Lights and may be provided in the form of cash or equity.

16.	I have a contractor as part of my team. What happens to their contract?
•	For now, we are operating as business as usual. No changes are anticipated between now and the closing of the acquisition.

Compensation & Benefits
17.	Can I exercise my vested options before closing of the acquisition?
•
Yes, vested options may be exercised prior to the closing of the acquisition in accordance with the terms of the applicable award agreement. Shares received as a result of exercised options will be treated the same as other IsoPlexis shares under the merger agreement.

•
You will receive additional information related to your vested options, including details and timing on exercising your option. You are encouraged to consult with your financial or tax advisor before exercising your option.

18.	What happens to my existing IsoPlexis stock options and restricted shares in the acquisition?
•
Generally, if you hold vested or unvested IsoPlexis stock options that are “in the money” as of closing, they will be exchanged for Berkeley Lights options of equal value with the same terms that applied prior to closing with the number of options and exercise price per share adjusted to reflect the transaction.

•
If your IsoPlexis stock options are “out of the money” at closing or your employment with IsoPlexis will not continue following the closing, any of these unexercised stock options you hold will be canceled for no consideration at closing.

•
Whether your stock options are in-the-money or out-of-the-money at closing will be determined based on the average closing price of IsoPlexis shares during a certain period prior to closing as determined in accordance with the terms of the merger agreement.

•
If you hold IsoPlexis restricted shares, your restricted shares will convert into restricted shares of Berkeley Lights and remain subject to the same terms and conditions (including with respect to lapsing of restrictions) as were applicable prior to the closing of the acquisition with the number of restricted shares adjusted to reflect the acquisition.

19.	How will this acquisition impact my benefits?
•
Your benefits will continue uninterrupted between now and the close of the acquisition. Any decisions regarding potential changes to benefits following closing of the acquisition will be finalized during the integration process and will be communicated to employees as soon as possible.

•
For the one-year period following the closing of the acquisition, employee benefits will be maintained, in the aggregate, no less favorable than those either provided by IsoPlexis to you prior to the closing or as provided to similarly situated employees of Berkeley Lights, per the merger agreement.

20.	I’ve got vacation scheduled in the next month. Can I still take it?
•	Between now and the closing of the acquisition, IsoPlexis will continue to manage time off in accordance with our existing policies.
•	Your ability to take vacation is between you and your manager.

21.	If my employment is terminated following the acquisition, will I receive severance?
•
Under the merger agreement, employees who continue to work with IsoPlexis will be provided with severance benefits that are no less favorable than those provided pre-closing for the 12-month period following the closing of the acquisition.

Performance Management and Goal Setting
22.	Should I still complete performance reviews and ratings in ADP?
•	Yes. Employees and managers should complete 2022 performance reviews and ratings according to the schedule that was communicated previously.
•	It is business as usual until we close the acquisition.

23.	Will we still set 2023 goals?
•	Yes. IsoPlexis will follow its planned 2023 goal-setting process that will kick off in early Q1.
•	Functions will set goals that support continued commitment to changing human health and the critical priorities IsoPlexis has defined.

Business Operations
24.	How will this acquisition impact current partnerships or services?
•	There should not be an impact to any of our partnerships or services at this time.
•	It is imperative that we continue to execute flawlessly. We will operate as usual between now and closing of the acquisition.

25.	How will this acquisition impact any of our relationships with existing partners and vendors?
•	We foresee no changes to any of our existing external relationships through the closing of the acquisition.

26.	Will we maintain our current offices?
•	Yes. We will maintain our current offices throughout the closing of the acquisition.
•	The long-term decision about office locations will be determined as part of the integration process.

27.	Will we continue to hire new employees and contractors?
•
Prior to the closing of the acquisition, IsoPlexis will generally continue to operate its business in the ordinary course, including as it relates to hiring new employees and contractors, subject to certain exceptions outlined in the merger agreement.

28.	What will happen with pending offers of employment?
•	We plan to onboard all individuals to whom we have already made offers of employment and who accept our offers.

29.	Do we have a timeline for post integration? How long will it take post-closing to fully integrate?
•
After the transaction closes and we move into the integration phase, we will focus on the initiatives that will help us meet our technological and financial goals that supported the acquisition rationale.

•	Full integration timelines vary – we will take the time we need to integrate our organizations thoughtfully.

30.	What relationship will our technologies have? Will we combine tools, will they be a separate business unit, etc.
•
PhenomeX will unite complementary portfolios to extend its leadership through the functional cell biology continuum with highly differentiated technology. This will include using the lower-cost IsoPlexis platform to offer enhanced functionality from Berkeley Lights’ technology portfolio.

•	We have not determined a final technology roadmap or R&D structure at this time.
•	This is something we will start to explore during the integration planning process.

Additional Questions
31.	What should I do if I receive a call from a reporter or investor?
•
It is imperative that we communicate consistently during this integration planning period. Do not respond to any calls or inquiries from reporters or investors. If you are contacted by a reporter, investor or any outside party seeking information on the transaction you should contact Shane Sevier, VP Associate General Counsel at shane.sevier@isoplexis.com and John Strahley at john.strahley@isoplexis.com immediately.

32.	Can I trade Berkeley Lights / IsoPlexis stock during the integration planning period?
•	Employees may trade in Berkeley Lights / IsoPlexis stock prior to the closing, subject to applicable insider trading rules and policies, and unless otherwise communicated to you.

33.	Can I reach out to my friends at Berkeley Lights to discuss the transaction and how we will work together?
•
No. Until the transaction closes, there are very clear restrictions about information that can be shared between IsoPlexis employees and Berkeley Lights employees, and you should not have discussions with Berkeley Lights outside of the formal integration planning process through the approved integration planning teams.

34.	Where can I get more information about the acquisition?
•	We will create a SharePoint page to provide employees with up-to-date information about the acquisition and will share the link as soon as the page is available.
•	If you have additional questions, please reach out to your manager or HR. You can also send questions to HR@isoplexis.com, and we will route them to the appropriate person for a response.

PhenomeX: A functional cell biologycompany

WHAT WE DO

Enable scientists to unlock the potential of cell biology for research and clinical applications

HOW WE DO IT

By providing a deeper analysis of cell function while preserving the live cells of interest

WHY IT MATTERS

Because understanding the phenome is central to all questions in biology

Provides live cell biology research tools and services that deliver deep insights into cellular function and gain new perspectives on phenomes

© 2023 Berkeley Lights. All Rights Reserved.

18

Lower-cost IsoPlexis platform to offer enhanced functionality for technology portfolio isoplexis
isospark
isospark

IsoCode Single-Cell Analysis

Unique Dimension of Cell Behavior vs. Flow Cytometry

Increasing demand of flow users for function + cytometry

CodePlex Bulk Proteomics

Unique Effortless Workflow, Throughput, Cost vs. Multiplexed Proteomics

Fulfilling demand of proteomics users to eliminate manual work

Duomic Multi-omics

Uniquely ELISA Protein (Gold Standard) vs. Standard Multi-Omics

Fulfilling demand for greater proteomics insights to multi-omics

© 2023 Berkeley Lights. All Rights Reserved

19

Significant installed base in four years

isoplexis
isolight
isoplexis
isospark

277
INSTRUMENTS IN THE FIELD

112
PUBLICATIONS

$18.9M
TTM REVENUE [1]

Leading customer base in Pharma, Biotech, Medical Centers

100%
OF TOP 15 PHARMA [2]

79%
OF COMPREHENSIVE CANCER CENTERS [3]

167
PROTEOMICS, SEQUENCING, AND SYSTEM PATENTS

[1] Unaudited results for Q3 ending 9/30/2022. [2] By 2020 revenue.
[3] Based on the National Cancer Institute's list of Comprehensive Cancer Centers

20

Current product roadmap

Berkeley Lights + isoplexis

	Beacon System	IsoSpark & IsoLight	Beacon Select	Beacon Quest	Future Systems
Number of Nests	4	4–8	2	2	TBD
Availability	Launched	Launched	Launched	Q2'23	TBD
List Price	$$$$	$	$$$	$$	$
Application	Antibody Discovery Cell Line Development	Immunology/oncology Single-cell secretome & intracellular proteome	Cell Line Development	Immuno-Oncology Functional Biology	Basic Research & Development
Customer Segment	Large Biopharma Top CROs /CDMOs	Biopharma CROs/CDMOs Academic Research Institutes Translational Research Centers	Mid-size Biopharma Mid-size CROs /CDMOs	Academic Research Institutes Translational Research Centers	Enable research & development across multiple customer segments
Purchase Options	Capital Placement Lease-to-Own Reagent Rental	Capital Placement	Capital Placement Reagent Rental	Capital Placement Reagent Rental	Capital Placement Reagent Rental

© 2023 Berkeley Lights All Rights Reserved

21

Significantly expanding customer base

Berkeley Lights Customers

IsoPlexis Customers

Overlapping commercial channels and significant customer complementarity strengthen BLI's existing position in the biopharma segment, while ISO's foothold in the academic segment expands our reach in this key market

© 2021 Berkeley Lights. All Rights Reserved

22

Combination lays a great foundation for a strong life sciences tools company

- ✓ 400+ installed instrument base
- ✓ Placed in 100% of Top Pharma
- ✓ More sales & commercial support employees

- ✓ Ability to reach Academic and Biopharma/CRO companies across all geographies
- ✓ Accelerated product launch timeline
- ✓ Significant intellectual property estate

Berkeley Lights

- 128 Beacon systems at customer sites
- Customers in Biopharma, CRO/CDMO & Academic
- 110 publications

450+ Patents

IsoPlexis

- 277 instruments in the field
- Customers in Pharma, Biotech & Medical Centers
  - 100% Top Pharma
  - 79% of Comprehensive Cancer Centers
- 112 publications

165+ Patents

23

Cost synergies from acquisition will increase profitability and accelerate timeline to breakeven

~$70M

cost synergies annualized by 2024

- General and Administrative Cost Synergies
- Prioritization of High-value R&D Initiatives
- Complementary R&D Capabilities
- Marketing Resources and Sales Operations
- Manufacturing, Supply Chain, Logistics and Operations Synergies

24

Investment Highlights

PhenomeX

- Platform for further consolidation in high-growth, single-cell biology tools space
- Expanded and balanced product portfolio at different price points with a focus on recurring revenue
- Substantially expanded access to larger cell biology market, enhanced commercial scale, and diversified customer base
- Cost synergies will increase profitability and accelerate timeline to breakeven
- Led by a world-class team committed to unlocking value for shareholders

© 2023 Berkeley Lights. All Rights Reserved.

25

PhenomeX

A FUNCTIONAL
CELL BIOLOGY
COMPANY

What's your
phenome?
PhenomeX
Find and activate cell functionality
that can improve human life.
See beyond the surface at PhenomeX.com

What's your
phenome?
PhenomeX
Find and activate cell functionality
that can improve human life.
See beyond the surface at PhenomeX.com

2022 Berkeley Lights. All Rights Reserved

26

Forward-Looking Statements

Certain statements in this communication regarding the proposed transaction between Berkeley Lights and IsoPlexis, the expected timetable for completing the transaction, benefits and synergies of the transaction, future opportunities for the combined company and products and any other statements regarding Berkeley Lights’s and IsoPlexis’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are often, but not always, made through the use of words or phrases such as “may”, “believe,” “anticipate,” “would,” “could”, “should,” “intend,” “seek,” “plan,” “will,” “expect(s),” “estimate(s),” “predict(s),” “project(s),” “target(s),” “forecast(s)”, “continue(s),” “contemplate(s),” “positioned,” “potential,” “strategy,” “outlook,” “forward,” “continuing,” “ongoing” and similar expressions. All such forward-looking statements involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking statements are the following: the risk that the proposed transaction may not be completed in a timely manner or at all; the failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction by both Berkeley Lights’s stockholders and IsoPlexis’ stockholders; the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed transaction, including in circumstances which would require Berkeley Lights or IsoPlexis to pay a termination fee; the effect of the announcement, pendency or completion of the proposed transaction on each of Berkeley Lights’s and IsoPlexis’ ability to attract, motivate or retain key employees, its ability to maintain relationships with its customers, suppliers, distributors and others with whom it does business, or its operating results and business generally; risks related to the proposed transaction diverting management’s attention from each of Berkeley Lights’s and IsoPlexis’ ongoing business operations; the risk of stockholder litigation in connection with the proposed transaction, including resulting expense or delay; the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in connection with the proposed transaction within the expected timeframes or at all and to successfully integrate IsoPlexis’ operations into those of Berkeley Lights; the integration of IsoPlexis’ operations into those of Berkeley Lights being more difficult, time-consuming or costly than expected; effects relating to the announcement of the proposed transaction or any further announcements or the consummation of the proposed transaction on the market price of the common stock of each of Berkeley Lights and IsoPlexis; the possibility that each of Berkeley Lights’s and IsoPlexis’ expectations as to expenses, cash usage and cash needs may prove not to be correct for reasons such as changes in plans or actual events being different than its assumptions; the impacts of changes in general economic and business conditions, including changes in the financial markets; the implementation of each of Berkeley Lights’s and IsoPlexis’ business model and strategic plans for its products and technologies, and challenges inherent in developing, manufacturing, launching, marketing and selling existing and new products; uncertainties in contractual relationships, including interruptions or delays in the supply of components or materials for, or manufacturing of, products for each of Berkeley Lights and IsoPlexis; the ability of each of Berkeley Lights and IsoPlexis to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; risks relating to competition within the industry in which each of Berkeley Lights and IsoPlexis operate; the impacts of potential product performance and quality issues; changes to and the impact of the laws, rules and regulations that regulate each of Berkeley Lights’s and IsoPlexis’ operations; and any other risks discussed in each of Berkeley Lights’s and IsoPlexis’ filings with the SEC, including Berkeley Lights’s and IsoPlexis’ Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Berkeley Lights and IsoPlexis assume no obligation to update or revise publicly the information in this communication, whether as a result of new information, future events or otherwise, except as otherwise required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Participants in the Solicitation

Berkeley Lights, IsoPlexis and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction between Berkeley Lights and IsoPlexis under the rules of the SEC. Information regarding Berkeley Lights’s directors and executive officers is set forth in Berkeley Lights’s Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on April 15, 2022, and in certain of Berkeley Lights’s Current Reports on Form 8-K. To the extent holdings of Berkeley Lights’s securities by Berkeley Lights’s directors and executive officers have changed since the amounts set forth in such proxy statement, such changes have been or will be reflected on subsequent statements of beneficial ownership filed with the SEC. Information regarding IsoPlexis’ directors and executive officers is set forth in IsoPlexis’ revised Proxy Statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2022, and in certain of IsoPlexis’ Current Reports on Form 8-K. To the extent holdings of IsoPlexis’ securities by IsoPlexis’ directors and executive officers have changed since the amounts set forth in such proxy statement, such changes have been or will be reflected on subsequent statements of beneficial ownership filed with the SEC. These documents can be obtained free of charge from the sources indicated below. Additional information regarding the interests of these participants will be set forth in the joint proxy statement/prospectus relating to the proposed transaction when it becomes available.

Additional Information and Where to Find It

In connection with the proposed transaction between Berkeley Lights and IsoPlexis, Berkeley Lights and IsoPlexis intend to file relevant materials with the SEC, including a Berkeley Lights registration statement on Form S-4 that will include a joint proxy statement of Berkeley Lights and IsoPlexis that also constitutes a prospectus of Berkeley Lights. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BERKELEY LIGHTS, ISOPLEXIS AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Berkeley Lights’s investor relations website at www.investors.berkeleylights.com or from IsoPlexis’ investor relations website at www.investors.isoplexis.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.